

June 22, 2015

Sean P. McGrath
Chief Financial Officer
Atlas Energy Group, LLC
Park Place Corporate Center One
1000 Commerce Drive, Suite 400
Pittsburgh, PA 15275

> **Re:** **Atlas Resource Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response dated June 1, 2015**
> **File No. 1-35317**

Dear Mr. McGrath:

We have reviewed your June 1, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Properties, page 58

Proved Undeveloped Reserves ("PUDS"), page 60

1. We have read your response to prior comment 5 and note that your response does not appear to fully address all of our points. Therefore, we reissue comment 5 in-part and ask that you:

    -   Provide us with a reconciliation for the 147.2 Bcfe, 77.5 Bcfe and 18.5 Bcfe removed during the fiscal years ended December 31, 2014, 3013 and 2012, respectively, to the corresponding year these volumes were initially disclosed. For example, reconcile the 147.2 Bcfe removed during the fiscal year ended

December 31, 2014 to the corresponding year the affected volumes were initially disclosed, e.g. the portion of the affected volumes initially disclosed at December 31, 2013, 2012, 2011, 2010, 2009, etc.

- Describe for us the processes through which changes to previously adopted PUD development plans are taken into consideration in determining that current PUD volumes meet the reasonable certainty criteria. As part of your response, please clarify for us the extent to which the Board of Directors is fully apprised or aware of all changes, such as changes implemented during the fiscal year by the Capital Committee, to previously adopted PUD development plans. Also tell us the extent to which the Board is aware that the budget and development plan approved for the upcoming fiscal year continues to include PUD reserves in areas where PUD reserves are removed at or before fiscal year-end.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director